

May 13, 2013

Via E-mail
Mr. Kevin S. Miller
Chief Financial Officer
Monmouth Real Estate Investment Corporation
3499 Route 9 North, Suite 3-C
Freehold, NJ 07728

> **Re:** **Monmouth Real Estate Investment Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2012**
> **Filed December 12, 2012**
> **File No. 1-33177**

Dear Mr. Miller:

We have reviewed your response letter filed on March 27, 2013 and have the following additional comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2012

Financial Statements

Notes to the Consolidated Financial Statements, page 84

Note 3 – Acquisitions and Dispositions, pages 93 to 94

1. We note your response to prior comment 7. Please provide a general discussion and/or examples of what you consider to be your "strategic management processes". Additionally, please clarify for us when the triple net leases were put in place (i.e. if they were in place for a period of time before the properties were acquired, if they were entered into simultaneously with the property acquisitions, or if they were entered into after the properties were acquired).

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant